1-12524-01

SECURITIES AND EXCHANGE COMMISSION

Washington,D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26th July 2002

(17 pages)

BANCO ESPÍRITO SANTO S.A.
(Registrant's Name)

Av. da Liberdade 195
1250 Lisboa
Portugal

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F x Form 40F

Indicate by check mark whether the resitrant by furnishing the information containted in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

GRUPO
BANCO ESPIRITO SANTO

FOR IMMEDIATE RELEASE

GRUPO BANCO ESPIRITO SANTO FIRST HALF 2002 RESULTS (Unaudited)

LISBON -- July 25, 2002 -- Banco Espírito Santo (BES) today announced its first half 2002 results.

HIGHLIGHTS

- ❑ **NET PROFIT OF 102.2 M€, THOUGH TRANSLATING A 3.7% DROP, REFLECT A POSITIVE PERFORMANCE IN VIEW OF THE CURRENT INTERNATIONAL AND DOMESTIC ECONOMIC CONDITIONS.**
- ❑ **SIGNIFICANT DECELERATION OF COSTS (LIKE-FOR-LIKE CHANGE OF 4.4% AGAINST 9.6% IN 2001) HAS POSITIVE IMPACT ON COST TO INCOME.**
- ❑ **NET INTEREST INCOME RISES BY 8.5%, WHILE THE MARGIN STAYS FLAT WHEN COMPARED TO THE AVERAGE IN 2001.**
- ❑ **FINANCIAL STRENGTH REINFORCED THANKS TO CAPITAL INCREASE, CREDIT RISK CONTROL AND THE PROVISIONING LEVEL OF OVERDUE LOANS.**
- ❑ **UNDER THE NEW REGULATIONS, EQUITY HOLDINGS START BEING PROVISIONED FOR.**

1. ECONOMIC ENVIRONMENT

After the climate of recession lived in 2001, further deteriorated by the tragic events of September 11th, the first half of 2002 showed a small improvement in the USA economy.

On the other hand this period was also characterized by the loss of confidence caused by fears of new terrorist attacks, political and military instability in several regions of the globe and news of the bankruptcy of some major North-American companies. These facts led to a sharp fall in global capital markets. Since January the Dow Jones and Nasdaq indices have fallen by 22% and 34% respectively. Another keynote was the trend for the dollar's depreciation against the euro throughout the first six months of the year.

In the euro zone, the first quarter saw a 0.3% increase in GDP versus the previous quarter. The growth of the European Union's economy continues to rely on exports, which are now affected by a stronger euro. The European capital markets also suffered sharp losses, with the EUROSTOXX and the PSI sliding by 34% and 21%, respectively.

In Portugal, the need for budgetary restrictions prompted the Government to submit an amending budget in May, in a move that reinforces the pro-cyclic nature of the economic policy, and restrains prospects for economic growth in 2002. With internal demand slowing down strongly, and GDP growing moderately in 2002, a strong deceleration is also to be expected.

2. ACTIVITY HIGHLIGHTS

The poor performance of the economy could not but reflect adversely on banking activities. In the specific case of BES Group, this translated into a slowing down of credit (8.3% against 13.0% in full 2001). If the effect of securitization were eliminated, credit growth would reach 10%. Total customer funding growth stood at 10.4%, against 14.5% in full 2001.

The transformation ratio of customer funds into credit decreased to 114%.

MAIN BUSINESS VARIABLES

(euro million)

	June		Δ %
	2001	2002	
Net Assets	**37,284**	**39,268**	**5.3**
Gross Customer Loans	**23,777**	**25,760**	**8.3**
- Mortgages	7,660	8,956	16.9
- Other Loans to Individuals	2,046	1,801	-12.0
- Corporate	14,071	15,003	6.6
Loans to Individuals / Total Loans (%)	*40.8*	*41.8*	*0.9 p.p.*
Funding			
+ Deposits	15,809	17,630	11.5
+ Debt Securities	7,745	9,436	21.8
= **On-Balance Sheet Funds**	**23,554**	**27,066**	**14.9**
- EMTN and Commercial Paper	4,055	5,039	24.3
= **On-Balance Sheet Customer Funds**	**19,499**	**22,027**	**13.0**
+ Off-Balance Sheet Funds	9,221	9,692	5.1
= **Total Customer Funds**	**28,720**	**31,719**	**10.4**
Transformation ratio (%)	*119*	*114*	*-5 p.p.*

The fact that mortgage credit remains as the strongest item overall is particularly noteworthy (16.9% rise). Loans to corporates grew by 6.6%, under the retrenchment policy that is being implemented and also as a reflex of the securitization of credit carried out (€ 250 million from Besleasing's portfolio and € 150 million in other loans to individuals).

Total customer funds exceeded € 31.7 billion, an annual increase of € 3 billion. In this respect it should be highlighted the growth of total on-balance sheet customer funds (+13%) and off-balance sheet funds (+5%), this last item being affected by the capital markets' downturn.

3. RESULTS AND PROFITABILITY

Consolidated net profit for the first half of the year totaled € 102.2 million, which represents a decrease of 3.7% versus the same period last year.

INCOME STATEMENT BREAKDOWN

(euro million)

Variables	June 2001	June 2002	Δ %
Net Interest Income	350.0	379.7	8.5
+ Fees and Commissions	197.4	193.0	-2.2
= **Commercial Banking Revenue**	**547.4**	**572.7**	**4.6**
+ Capital Markets Results	23.0	63.3	173.9
= **Banking Revenue**	**570.4**	**636.0**	**11.5**
- Operating Costs	329.1	352.0	7.0
- Net Provisions	81.4	121.6	49.3
Credit	65.9	91.1	38.3
Securities	11.1	22.7	104.1
Others	4.4	7.8	76.5
- Extraordinary Results and Sundry	0.9	18.9	...
= ***Earnings before Tax and Minority Interests***	**159.0**	**143.5**	-9.7
- Income Tax	26.8	23.3	-13.0
- Minority Interests	26.1	18.0	-31.0
= **Net profit**	**106.1**	**102.2**	**-3.7**

The following summarize the most significant aspects of operating conditions in the first half of 2002:

Net interest income made good progress (+8.5%), supported by the margin, which on average remained at a similar level as that achieved in full 2001.

Fees and commissions on customer services reached € 193 million, a small decline compared with the previous year. However, excluding non-recurrent fees and commissions on corporate finance and securities, the year-on-year growth is 9%.

In cross-selling, it should be pointed out the results obtained by Life and Non-Life Bankinsurance and by Factoring. On the side of Life Bankinsurance, the success met by the BES Life Protection product is worth noting, with sales surpassing 23 thousand policies in the 1st half of 2002, clearly above the established targets. The activity of Non-Life Bankinsurance also deserves a note, with commissions from Auto, Home and Health insurance rising by 22% and the penetration rate in BES's customer base reaching 15.6%. Finally, it should also be noted that Espírito Santo Seguros was distinguished by the Exame magazine with the prize for best Insurance Company operating in Portugal in the non-life branch.

With regard to Factoring, fees and commissions were up by 22% in the period under analysis. Here again it must be highlighted the fact that for the 3rd year in a run Euroges won the Exame's award for best Portuguese factoring company.

Capital Markets results were positive, despite the prevailing conditions in the capital market. As a non-recurrent event, we note the sale of the stake in Kredyt Bank – Poland. Trading on the fixed income market performed well.

Operating costs slowed down sharply, reflecting the operational integration process and the various rationalization projects under way. Early retirements totaled 195 employees during the first half of the year, making for a net reduction in BES Group's workforce of 271 people.

As a highlight in this half-year, it should also be noted the reinforcement of the Group's provisioning, with a net provision charge for the period of € 121.6 million – nearly 50% higher than had been allocated last year.

Due to the capital increase carried out on February 27, 2002 and the reinforcement of provisions, ROE for the period decreased to 12.9%.

PROFITABILITY

(%)

Indicators	1H01	2001	1H02
Return on Equity (ROE)	16.3	15.6	12.9
Return on Assets (ROA)	0.61	0.55	0.53

4. ASSET QUALITY AND FINANCIAL STRENGTH

Bearing in mind the adverse economic environment, asset quality did not deteriorate significantly due to Group BES's capacity to manage credit risk across the whole process, from the assessment of operations to actual credit recovery.

FINANCIAL STRENGTH INDICATORS

Indicators		June 2001	June 2002	Δ
Customer loans (Gross)	(□ mn)	23,777	25,760	8.3 %
Overdue loans	(□ mn)	443.3	504.5	13.8 %
Overdue loans > 90 days	(□ mn)	396.1	425.5	7.4 %
Provisions for credit	(□ mn)	602.1	636.4	5.7 %
Overdue loans/ Gross customer loans	%	1.86	1.96	0.10 p.p.
Overdue loans> 90 days/ Gross customer loans	%	1.67	1.65	-0.02 p.p.
Coverage of overdue loans	%	135.8	126.2	-9.6 p.p.
Coverage of overdue loans > 90 days	%	152.0	149.6	-2.4 p.p.

The work of the Global Risk Department, based on increasingly sophisticated techniques, processes and tools, has permitted to fine-tune risk management and monitoring and the risk-adjusted pricing policy, while optimizing the various processes involved, from the decision to the recovery stage.

The ratio of overdue loans over 90 days dropped to 1.65% (against 1.67% in June 2001), the coverage ratio continuing to attain significant levels (150% for overdue loans over 90 days and 126% for total overdue loans).

At Espírito Santo Cobranças, Group BES's unit specializing in individual credit recoveries, the overall recovery of bad debts currently exceeds 80% of the total (at the end of two years).

5. PROVISIONING OF EQUITY HOLDINGS

The coming into force of Banco de Portugal's Notice no. 4/2002 meant that Group BES's strategic holdings in companies outside the consolidation scope and/or subject to deduction from eligible regulatory capital for prudential control purposes had to be revalued.

The provisional regime set forth in the referred Notice will have the following impacts on the years 2002 and following:

(euro million)

Years	Provisions	Reserves	Deduction to Regulatory Capital (annual chg)	Accumulated Total
2002		20.1	25.8	45.9
2003		20.1	25.8	91.8
2004	20.1		25.8	137.7
2005	13.0		15.6	166.3
2006	10.4		10.4	187.1
Total	**43.5**	**40.2**	**103.4**	**187.1**

As established by this new regulation, the effects will be gradual, 2002 absorbing 25% of the overall impact. In the first half provisions amounting € 10 million were charged against reserves.

The solvency ratio showed a progress, rising to 11.8% according to the Bank of Portugal's rules (Dec 2001: 9.3%) and to 13.5% under the BIS criteria (Dec 2001: 10.7%).

SOLVENCY

(%)

Indicators	Dec.01	Jun.02 *
Solvency ratio (B. Portugal)	9.28	11.81
Solvency ratio (BIS)	10.75	13.53

* preliminary figures

The medium and long-term debt rating remained stable (A1 by Moody's and A⁻ by Standard and Poor's).

6. PRODUCTIVITY

Operating costs have considerably slowed down (an increase of 4.4% against the 9.6% rise in 2001 on a like-for-like basis).

OPERATING COSTS

(euro million)

Variables	June 2001	June 2002	Δ %	Δ % Like-for-like[1]
Staff Costs	153.9	161.0	4.6	1.2
Other Admin Costs	116.4	128.3	10.2	7.8
Depreciation	58.8	62.7	6.6	6.1
Operating Costs	**329.1**	**352.0**	**7.0**	**4.4**

[1]Excluing BES Investimento Brazil, pension fund charges and BES Angola

Operating costs are influenced by BES Angola, by the Investment Bank in Brazil (the first started to be consolidated in January 2002 and the later in October 2001) and also by the new regime regulating pension charges (Notice no. 12/01). Discounting these effects, operating costs rise by 4.4%.

The effects of the rationalization projects under way favorably influenced the cost to income that decreased 2.8 p.p. in the semester

PRODUCTIVITY INDICATORS

Indicators		1H 01	2001	1H02	Δ	
		(1)	(2)	(3)	YoY (3-1)	QoQ (3-2)
Cost to Income (including markets)	%	57.7	58.2	55.4	-2.3 p.p.	-2.8 p.p.
Cost to Income (excluding markets)	%	60.1	64.9	61.5	1.4 p.p.	-3.4 p.p.
Operating Costs / Average Net assets	%	1.88	1.98	1.84	-0.04 p.p.	-0.14 p.p.
Total Assets per Employee	Eur 10^3	5,814	5,949	6,278	8.0 %	5.5 %

Group BES's rationalization effort was pursued, namely by extending the integration process to other units, by creating shared service units and also through the Back-Office Zero Project, which seeks to eliminate administrative tasks at branch level.

The efficiency targets set for the 2001/2002 period and disclosed in April 2001 remain in place. Along these lines, by the end of 2002 we expect to achieve a net reduction of 790 people in Group BES's total workforce, and a maximum increase of 3% in operating costs, on a like-for-like basis.

7. ELECTRONIC BANKING

The customers' adherence to the new distribution channels, particularly to internet banking, continued to progress very well during the first half of he year, and is already having a significant impact on the global efficiency, service quality, and customer loyalty of the various segments:

BESnet Particulares reached 464 thousand users (year-on-year increase of 122%), of which 188 thousand are regular users (up by 92% year-on-year). The strong devotion to this channel is also mirrored by the increase in the number of low added-value transactions made through this means (transfers, checkbook requests and payment of services), which rose by 58%.


Number of customers
(BESnet Particulares)
20,395
24,643
97,953
209,239
188,103
463,839
June 2000
June 2001
June 2002
Frequent Users
Users

The wider use made of BESnet combined with a number of measures aimed at boosting automatically answered calls in BES Directo telephone service are significantly pushing down the call center's costs – in the first half of 2002 these fell by 34% year-on-year.

At the end of June BESnet Negócios, our internet banking service for corporate customers, already boasted 16 thousand regular users (an increase of 122%). The number of customers in the specific segment of medium-sized companies that use this service has already reached 5.6 thousand.

The main projects developed within the scope of ES Tech Ventures continued to progress at a good pace during the first half of 2002. The pmelink.pt, an online business center for companies promoted by BES, CGD and PT, already has nearly 25 thousand companies enrolled, of which 5 thousand actively making transactions. Turnover for the first year in operation reached € 2.2 million, and is expected to come to € 7 million at the end of 2002. Operating in an unfavorable and intensively competitive environment, Banco BEST is proving capable of reaching the targets set at the start, having reached more than 7,000 customers and total assets under management in excess of € 140 million.

THE BOARD OF DIRECTORS

BANCO ESPIRITO SANTO

CONSOLIDATED BALANCE SHEET AT JUNE 30, 2002

(Unaudited Figures)

	Jun.01 (10^3 EUR)	Jun.02 (10^3 EUR)
NET ASSETS		
Cash and liquid assets held at Central Banks	593,880	667,307
Current accounts with credit institutions	666,476	618,971
Other assets with credit institutions	3,361,290	4,114,891
(Provisions)	-17,213	-8,516
Advances and loans to customers	23,777,138	25,760,437
(Provisions)	-322,903	-332,532
Bonds and other fixed income securities	5,938,419	4,300,972
(Provisions)	-57,975	-87,614
a) Public sector issuers	2,895,531	1,249,829
(Provisions)	-14,982	-6,427
b) Other issuers	2,974,522	3,043,979
(Provisions)	-42,993	-81,187
c) Own securities	68,366	7,164
Shares and other variable income securities	546,468	1,015,402
(Provisions)	-62,503	-99,819
Shareholdings in associated companies	33,238	41,528
(Provisions)	-	-
Other shareholdings	787,220	930,550
(Provisions)	-2,419	-14,730
Intangible assets	393,964	475,935
(Depreciations)	-229,584	-297,518
Tangible assets	1,006,813	1,028,695
(Depreciations)	-561,980	-606,181
Unpaid Capital	-	-
Treasury stock	564,788	541,797
Other assets	-18,097	-20,798
(Depreciations)	887,222	1,238,818
Prepayments and accrued income		
TOTAL NET ASSETS	37,284,242	39,267,595
LIABILITIES AND SHAREHOLDERS' EQUITY		
Amounts due to credit institutions	8,290,686	6,439,077
a) At Sight	415,873	339,637
b) Time or notice	7,874,813	6,099,440
Amounts due to customers	15,808,963	17,630,455
a) Savings deposits	2,440,417	2,404,481
b) Sight deposits	5,604,174	6,310,609
c) Time deposits	7,764,372	8,915,365
Debt securities	7,744,645	9,435,698
a) Outstanding bonds	5,745,895	7,648,448
b) Other	1,998,750	1,787,250
Other liabilities	236,659	286,429
Accruals and deferred income	1,352,008	868,075
Provisions for risks and charges	283,407	341,556
a) Provisions for pensions and similar charges	4,261	291
b) Other provisions	279,146	341,265
Fund for general banking risks	52,723	62,521
Subordinated debt	1,508,957	1,709,744
Subscribed capital	1,000,000	1,500,000
Share premium account	250,828	300,000
Reserves	17,004	40,111
Revaluation reserves	-	-
Retained Earnings	-	-
Minority interests	632,225	551,739
Consolidated profit for the period	106,137	102,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,284,242	39,267,595

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AT JUNE 30, 2002

(Unaudited Figures)

	Jun. 01 (10^3 EUR)	Jun. 02 (10^3 EUR)
CREDIT		
Interest and similar income	1,335,903	1,069,912
Income from securities	5,866	8,669
Commissions	173,760	170,634
Gains on financial operations	2,108,612	1,602,056
Replacements and cancellations of provisions	106,688	87,759
Results of associated companies and subsidiaries excluded from the consolidation	4,014	2,940
Other operating income	63,891	49,213
Extraordinary income	18,007	13,894
Minority interests	961	2,327
TOTAL CREDIT	3,817,702	3,007,404

	Jun. 01 (10^3 EUR)	Jun. 02 (10^3 EUR)
DEBIT		
Interest and similar costs	985,948	690,139
Commissions	40,252	26,878
Losses on financial operations	2,091,383	1,547,464
General administrative costs	270,320	289,295
a) Staff costs	153,879	160,983
b) Other administrative costs	116,441	128,312
Amortisation and depreciation	58,781	62,737
Other operating costs	2,238	4,457
Provisions for overdue loans and other risks	187,892	209,113
Provisions for financial investments	221	237
Extraordinary losses	17,281	27,226
Income taxes	26,794	23,303
Other taxes	3,396	4,010
Results of associated companies and subsidiaries excluded from the consolidation		
Minority interests	27,059	20,355
Consolidated profit for the period	106,137	102,190
TOTAL DEBIT	3,817,702	3,007,404

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo S.A.

By: Manuel de Magalhães Villas-Boas
Director

Date: 26th July 2002